FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                            For the month of January

                             Commission File Number

                             WATERFORD WEDGWOOD PLC
                 (Translation of registrant's name into English)

                      1/2 UPPER HATCH ST, DUBLIN 2, IRELAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




11 January, 2005


         WATERFORD WEDGWOOD PLC ("Waterford Wedgwood" or "the Company")

                          RIGHTS ISSUE COMPLETED

Waterford Wedgwood is pleased to announce that the 5 for 3 Rights Issue of 1,661,645,381 Rights Issue Units at EUR0.06 per unit to raise approximately EUR100 million gross of expenses, closed at 11.00 a.m. on 7 January, 2005. Details of the Rights Issue were contained in the Listing Particulars dated 15 December, 2004.

The Company received valid acceptances in respect of 1,243,191,604 Rights Issue Units from Qualifying Stockholders, representing an aggregate take-up of approximately 74.82 per cent of the total number of Rights Issue Units offered. Davy has procured subscribers for all of the remaining 25.18 per cent (418,453,777 Rights Issue Units), including the entitlements of Overseas Stockholders not subscribed for, at a price of EUR0.0615 per unit.

Accordingly, neither Birchfield Holdings Limited (a company owned and controlled by Sir Anthony O'Reilly and Mr. Peter John Goulandris) nor Davy, which underwrote 70% and 30% of the Rights Issue respectively, will be required to subscribe for any Rights Issue Units. It follows that the holdings of Stock Units by entities beneficially owned and controlled by Sir Anthony O'Reilly and Mr. Peter John Goulandris remains at 24.61%.

The number of Stock Units in issue following the completion of the Rights Issue will be 2,658,632,610.

Redmond O'Donoghue, Chief Executive of Waterford Wedgwood said: "We are delighted at the shareholder support evidenced by the take up under the Rights Issue, and the market support demonstrated by the successful placing of all of the remaining stock. We look forward to completing the acquisition of Royal Doulton plc, integrating the Royal Doulton and Wedgwood businesses and delivering the targeted benefits from the acquisition."

This announcement should be read in conjunction with the Listing Particulars dated 15 December, 2004. Terms defined in the Listing Particulars have the same meaning in this announcement.

                                                                11 January, 2005


Enquiries:

Waterford Wedgwood                                         +353 1 478 1855
Redmond O'Donoghue, Group Chief Executive Officer
Peter Cameron, Group Chief Operating Officer
Paul D'Alton, Group Chief Financial Officer

Davy                                                       + 353 1 679 6363
Eugenee Mulhern
Hugh McCutcheon

Powerscourt (UK/International media)                       +44 207 236 5615
Rory Godson                                                +44 7909 926 020

Dennehy Associates (Ireland)                               +353 1 676 4733
Michael Dennehy                                            +353 87 2556923

College Hill (Analysts)                                    +44 207 457 2020
Kate Pope                                                  +44 7798 843276
Mark Garraway                                              +44 7771 860938


Davy, which is regulated in Ireland by the Irish Financial Services Regulatory Authority, is acting for Waterford Wedgwood and Waterford Wedgwood U.K. plc and no one else in connection with the Rights Issue and Admission and will not be responsible to anyone other than Waterford Wedgwood and Waterford Wedgwood U.K. plc for providing the protections afforded to its customers or for providing advice in relation to the Rights Issue and Admission.

This announcement does not constitute, or form part of, an offer of, or the solicitation of any offer, to subscribe for or buy any of the Rights Issue Units to be issued or sold in connection with the Rights Issue. Offers should be made only on the basis of the information contained in the Listing Particulars issued in connection with the Rights Issue and any supplements thereto. The Listing Particulars contain detailed information about the Rights Issue, Waterford Wedgwood and its management, as well as financial information.

The offer of the Rights Issue Units in certain jurisdictions may be restricted by law and therefore potential investors should inform themselves about and observe any such restrictions. This announcement does not contain or constitute an offer of securities for sale in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act.





                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Waterford Wedgwood PLC
                                                           (Registrant)


                                                       By: Patrick Dowling
                                                         (Signature)*

Date: 12 January 2005